EXHIBIT 3.6.1

Article VII of the Bylaws shall be amended by adding the following at the end thereof:

"SECTION 17. RIGHT OF SPIRIT BEAR. Spirit Bear Limited shall have the right to nominate half of the members of the Board, which shall consist of an even number of directors. If Spirit Bear Limited does not respond to a written request from the corporation to designate one or more nominees to the Board within ten days after notice thereof, this right shall no longer have any effect until the number of directors of the Board shall change thereafter (whether by resignation, appointment, removal or otherwise). This right shall survive until the earlier of December 14, 2015 and the date that Spirit Bear Limited ceases to be an affiliate of the corporation."